February 4, 2013

VIA EDGAR

Max A. Webb
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NW
Washington, DC 20549

Re:	Nautilus Marine Acquisition Corp.
Amendment No. 3 to Schedule TO-I
Filed January 22, 2013
File No. 005-86344

Dear Mr. Webb:

Nautilus Marine Acquisition Corporation (“Nautilus”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the comment letter, dated January 29, 2013, we have received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding our filing referenced above.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Please note that all references to specific paragraphs, pages, captioned sections and capitalized terms used but not defined herein are to our Amended and Restated Offer to Purchase, dated February 4, 2013 (the “OTP”), filed with the Commission as Exhibit (a)(1)(F) to Amendment No. 5 to our Schedule TO-I filed on February 4, 2013 (the “Amended TO”).

In addition, the Staff is advised that we are also filing our Form 20-F containing the Company’s audited financial statements of the fiscal year ended October 31, 2012.  This information has been included as applicable in the OTP.

Schedule TO-I/A

Exhibit 99(a)(1)(A); Offer to Purchase

General

1.
We note that you have filed an amended Schedule TO which includes substantial changes to the information in the original Offer to Purchase.  It does not appear, however, that you have prepared and disseminated an amended and restated Offer to Purchase for purposes of informing security holders of the changes made to the information previously provided to them in the original Offer to Purchase.  Please disseminate promptly to security holders an amended and restated Offer to Purchase in order to inform them of the changes you have made. Otherwise, please explain how you concluded that these changes are not material. Refer to Exchange Act Rule 13e-4(e)(3).

The Company has filed an Amended and Restated Offer to Purchase as Exhibit (a)(1)(F) to the Amended TO, which is being disseminated to our security holders.  The Amended and Restated Offer to Purchase incorporates all changes previously made to the OTP via Amendments 1 through 4 to the Company’s Schedule TO as well as additional changes in response to the Staff’s comments addressed herein.

2.
We note your response to our prior comment 1.  Please revise the new Q&A on page 9 of the Offer to Purchase regarding how the company intends to use the funds remaining in the trust account to include a statement that given the 88% redemption threshold and the potential that you may have to purchase the Locked-Up Shares, it is possible for the business combination to be consummated with the company’s insiders as the only remaining shareholders from the pre-acquisition company.

In accordance with the Staff’s comment, we have revised the disclosure on page 12 of the OTP, to add such disclosure.

3.
We disagree with your analysis set forth in response to prior comment 2 and reissue the comment.  We note (i) that the definition of public announcement is broad and that it does not require the inclusion of all materials terms (although your prospectus did disclose the offer price, the number of shares subject to the offer and the timeframe for the offer), (ii) that we believe the announcement of the tender offer (for purposes of Rule 14e-5) was in fact effected at the time of the IPO in 2011 and that, as a result, the exception found in Rule 14e-5(b)(7) is not available, (iii) that any pre-commencement communications must be filed under cover of Schedule TO-C, (iv) that you are able to lock up shareholders subject to compliance with Rules 13e-4 and 14e-5, and (v) that it is our view that Rule 14e-8 allows for the conclusion that this offer, under the current facts and circumstances, is being made within a reasonable amount of time of the offer’s public announcement.

Following discussions with the Staff with respect to the put right feature contained within the Lock-up Option Agreements, the Company hereby advises the Staff that it has entered into an amendment of the Lock-up Option Agreements with the Restricted Investors pursuant to which the Option Price (as defined in the Lock-up Option Agreements) that the Company may be required to pay when purchasing the Locked-up Shares has been reduced to $10.10 per share, from $10.30 per share.  The reduced Option Price of $10.10 per share is identical to the per-share Purchase Price in the Offer, and therefore the Restricted Investors will not receive any higher consideration for their Put Shares than any other shareholder electing to tender their shares in the Offer.  As such, we have included corresponding disclosure on the cover page of the OTP, under the section of the OTP captioned “Important Notices Regarding the Offer” preceding the table of contents and under the section of the OTP captioned “Additional Material Related Agreements—Lock-up Option Agreements” on pages 79-80 of the OTP.

The Staff is further advised that the Restricted Investors have not, and will not, be provided with any additional consideration by the Company or its affiliates in exchange for entering into such amendment.

Notwithstanding the above, the Company acknowledges that the Lock-Up Option Agreements may constitute arrangements prohibited by Rule 14e-5 of the Exchange Act, and may not fall within the exception provided by Rule 14e-5(b)(7), which may result in the Company being subject to monetary or injunctive penalties under Section 14(e) of the Exchange Act.  As such, we have included corresponding disclosure under the section of the OTP captioned “Important Notices Regarding the Offer” preceding the table of contents and directly, and by cross-reference, under the section of the OTP captioned “Additional Material Related Agreements—Lockup Option Agreements” on pages 79-80 of the OTP.

4.	Please update the financial statements and related disclosures included in the filing for Nautilus Maritime Acquisition Corp. pursuant to the guidance outlined in Item 8.A.4 of Form 20-F.

The Staff is advised that the OTP as filed today contains the Company’s audited financial statements for the fiscal year ended October 31, 2012 and all pro forma financial information in the OTP has been updated to reflect the contents of such audited financial statements.

Summary Term Sheet and Questions and Answers, page 1

5.
We note your response to our prior comment 5.  Please revise the Q&A that you added in response to our comment to disclose the number and percentage of shares that have been tendered as of the most recent practicable date.

In accordance with the Staff’s comment, we have revised the disclosure on page 12 of the OTP, to disclose the number and percentage of shares that have been tendered as of the most recent practicable date.

Risk Factors, page 17

6.
Refer to the new risk factor you added regarding potential delisting from Nasdaq. Please disclose whether you believe you will meet Nasdaq’s initial listing requirements at the time of the Acquisition. If not, please explain why. Please also highlight the potential Nasdaq delisting in the summary.

In accordance with the Staff’s comment and pursuant to conversations with the Staff, we have revised the risk factor disclosure on page 24 of the OTP, and included additional disclosure on pages 16 and 17 of the OTP to highlight the risks related to satisfying Nasdaq’s listing requirement that we maintain 300 public holders.

Comparative Share Information, page 44

7.
Please revise the comparative per share information included on page 12 of the amended filing to disclose the historical basic and diluted earnings per share for Assetplus for the interim and annual periods presented in the comparative share information.

In accordance with the Staff’s comment, we have revised the disclosure on page 50 of the OTP with respect to comparative per share information to include the historical basic and diluted earnings (loss) per share of Assetplus for the interim period presented in the comparative share information.

8.
Refer to footnotes (10) and (11) – Please tell us and revise the disclosures in footnotes (10) and (11) to explain how you calculated or determined the 2,077,800 common shares of Nautilus reflected in footnote (10)(i) and the 1,460,039 common shares of Nautilus reflected in footnote (11)(i) that were used in computing pro forma basic and diluted earnings per share assuming tender of half of the allowable shares subject to redemption, and assuming the maximum allowable tender of common shares, respectively.

The Staff is advised that the 2,077,800 Common Shares of Nautilus, reflected in footnote (10)(i) of the Amendment No. 3 to Schedule TO, consist of (i) 1,262,137 Common Shares of Nautilus, representing the weighted average number of the 1,380,000 shares issued on November 22, 2010, of which 180,000 shares were forfeited on August 15, 2012 due to our IPO underwriters’ non - exercise of their overallotment option, and (ii) 815,663 Common Shares of Nautilus being the weighted average number   of 662,700 Common Shares issued on July 14, 2011, the holders of which agreed not to tender their Common Shares, and the weighted average of 2,068,650 Common Shares, assuming that only half of the 4,137,300 Common Shares issued at the same date and subject to redemption, are validly tendered .

The Staff is advised that the 1,460,039 Common Shares of Nautilus, reflected in the footnote (11)(i) consist of (i) 1,262,137 Common Shares of Nautilus, representing the weighted average number of the 1,380,000 shares issued on November 22, 2010, of which 180,000 shares were forfeited on August 15, 2012 due to our IPO underwriters’ non - exercise of their overallotment option, and (ii) 197,902 Common Shares of Nautilus being the weighted average number  of 662,700 Common Shares issued on July 14, 2011, the holders of which agreed not to tender their Common  Shares,

The Staff is advised that footnotes (10) and (11) have been removed, as the OTP includes only the basic and diluted earnings per share for the year ended October 31, 2012 and not the basic and diluted earnings per share for any interim period for Nautilus. Considering the Staff comment No. 8 the Company has revised footnotes (6) and (7) on page 51 of the OTP accordingly, to include disclosures similar to the ones presented above, applicable for the year ended October 31, 2012.

Capitalization, page 46

9.
We note the capitalization disclosures that have been included in the document in response to our prior comment 4.  Please explain why the total debt reflected in your capitalization disclosures included on pages 9 and 10 of the amended filing of $44,550,000 does not agree to the total debt reflected in the pro forma balance sheets included on pages 17 and 18 of the amended filing of $49,420,000. Please advise or revise as appropriate.

The Staff is advised that the total debt reflected in the capitalization disclosures on beginning on page 52 of the OTP amounting to $44,550,000 represents the amount drawn down until the date of the filing of the Amendment No. 3 to Schedule TO under the Senior Debt Facility and the Mezzanine Facility, without giving effect to the drawdown of the last two installments under the Senior Debt Facility amounting to $7,670,000 and the partial repayment of the Mezzanine Facility of $2,800,000 by the Sellers at Closing under the terms of the Share Purchase Agreement.

In accordance with the Staff’s comment, the Company has revised the capitalization disclosures beginning on page 52 of the OTP to conform with the total debt reflected in the pro forma balance sheets on pages 146 and 147 of the OTP, as we believe that alignment with the total debt amounts will enhance the understanding of the investors with respect to the capitalization of the Company upon the consummation of the Acquisition transaction.

Background of the Transaction, page 48

10.
We note your response to our prior comment 17 and your revised disclosure on page 51.  In light of the 88% redemption threshold, it appears that the Lock-Up Option Agreement provides potentially substantial benefits to the company’s insiders as well as the counterparties to the agreement, but it remains unclear what benefits it provides to all other shareholders. Please explain in greater detail how the board concluded such an agreement was in the best interest of shareholders.  In particular, please explain why the board believed that these agreements represented an indication that certain institutional investors find the transaction attractive when the transaction had not been finalized at the time the agreement was executed and the lock-ups allow these investors to effectively redeem themselves at a later date for a higher price.  Please also discuss the fact that the value of the lock-ups appears to be that they allow for a business combination transaction to be consummated even if substantially all of the pre-transaction shareholders would rather be redeemed for cash than become a shareholder of the post-transaction company.  Again, this would indicate a substantial benefit to insiders who have a great deal to gain from a transaction being consummated, but not necessarily the other shareholders.

In accordance with the Staff’s comment, we have revised the disclosure on page 58 of the OTP, to address in further detail the board’s considerations of all of the interests of all of the Company’s shareholders’ as they related to the Lock-up Option Agreement.

11.
We note your response to our prior comment 19 and your revised disclosure on page 51. Please further revise to disclose the actual assumptions utilized in calculating an expected annualized EBITDA for the company.  You should also discuss whether the assumptions are based on four, six or some other number of vessels in operation.  Please also include a tabular presentation in which you provide a comparison of the enterprise value, EBITDA and related ratio of each of the public companies analyzed by the board against those metrics for Assetplus.  Please also disclose why the public companies in question are comparable to Assetplus and how the enterprise values were calculated.

In accordance with the Staff’s comment, we have revised the disclosure on page 60 of the OTP to add such disclosure regarding the assumptions.

12.
It appears that you have revised the disclosure in the tenth paragraph on page 51 of the Offer to Purchase under Items 4 and 11 of the amended Schedule TO. Those changes, however, appear to be inconsistent. Please reconcile accordingly.

In accordance with the Staff’s comment, we have reconciled such disclosure beginning on page 59 of the OTP.

Additional Material Related Agreements, page 65

13.
We note your response to our prior comment 23.  We also note that you continue to qualify your summaries of all of these agreements, some of which have not been filed as exhibits, by reference to the complete text of such agreements.  Such a qualification is inappropriate for agreements that have not been filed as exhibits.  Please revise accordingly.  Please also explain the basis for your decision to summarize certain material agreements in this section but not file them as exhibits to the Schedule TO. Refer to Items 11 and 12 of Schedule TO.

In accordance with the Staff’s comment, we have filed additional agreements as exhibits to the OTP in accordance with Items 11 and 12 of Schedule TO.

Unaudited Condensed Consolidated Pro Forma Financial Information, page 136

Unaudited Condensed Consolidated Pro Forma Balance Sheets, pages 17 and 18 of Amendment No. 3 to the Schedule TO

14.
Please revise the pro forma balance sheets to reflect a separate column reflecting the pro forma effects of the acquisition transaction prior to the adjustments for the tender offer transaction.  Your capitalization disclosures included elsewhere in the filing should be similarly revised.

In accordance with the Staff’s comment, we have revised the pro forma balance sheets on pages 146 and 147 of the OTP to include a separate column reflecting the pro forma effects of the Acquisition transaction, prior to the adjustments for the tender offer transaction.  The capitalization disclosures related to this revision have also been revised accordingly, wherever applicable.

15.
Please revise to reflect common stock subject to possible redemption in a separate caption on the pro forma balance sheets consistent with the presentation in Nautilus’s historical balance sheets. Your current presentation appears to indicate that this common stock is a component of stockholder’s equity. Please revise accordingly.

In accordance with the Staff’s comment, we have revised the pro forma balance sheets on pages 146 and 147 of the OTP to align the presentation of the common stock subject to possible redemption with the presentation in Nautilus’s historical balance sheet, where the Common Shares subject to redemption is presented as temporary equity rather than a component of the stockholders’ equity

Unaudited Condensed Consolidated Pro Forma Statement of Operations, page 20 of Amendment No. 3 to the Schedule TO

16.
Please tell us and revise the disclosures in footnote (*) to explain how you calculated or determined the 1,460,039 common shares of Nautilus reflected in (i) in the last paragraph on page 20 that were used in computing pro forma basic and diluted earnings per share assuming the maximum allowable tender of common shares for the twelve month period ended October 31, 2011.

The Staff is advised that the 1,460,039 Common Shares of Nautilus, reflected in the footnote (11)(i) on page 20 of Amendment No. 3 to the Schedule TO, consist of (i) 1,262,137 Common Shares of Nautilus, representing the weighted average number of the 1,380,000 shares issued on November 22, 2010, of which 180,000 shares were forfeited on August 15, 2012 due to our IPO underwriters’ non-exercise of their overallotment option, and (ii) 197,902 Common Shares of Nautilus being the weighted average number  of 662,700 Common Shares issued on July 14, 2011, the holders of which agreed not to tender their Common  Shares.

In addition, footnote (*) to the pro forma statement of operations has been revised to include disclosures similar to the ones presented above applicable for the year ended October 31, 2012.

Note 3 – Estimated Acquisition Consideration Allocation, page 23 of Amendment No. 3 to the Schedule TO

17.	Please tell us and revise Note 3 to explain the nature of the $5,000,000 amount reflected in the purchase price allocation which is described as Repayment of Assetplus Working Capital Facility.

The Staff is advised that the amount of $5,000,000 which is presented as “Repayment of Assetplus Working Capital Facility” in the purchase price allocation in Note 3 represents the net cash proceeds of Assetplus under the Working Capital Facility with Mezzanine Financing.  Nautilus will issue an aggregate of 594,059 Common Shares (equal to $6,000,000 in value at $10.10 per Common Share) (the “Put Shares”) to Mezzanine Financing Investment III Ltd. (“Mezzanine Financing”) in full satisfaction of (i) the $5,000,000 in loan proceeds drawn down by Assetplus (ii) all interest and original issue discount (“OID”) amounts on such loan. The Put Shares will be covered by a six month put option, exercisable by Mezzanine Financing upon no less than 60 days prior written notice, which notice is deliverable no earlier than the last day of the four month period following the consummation of this Offer. Upon valid exercise of the put option, Nautilus will purchase up to all 594,059 Put Shares from Mezzanine Financing at a price of $11.35 per Common Share in cash.

The fair value of the 594,059 redeemable shares to Mezzanine Financing, amounting to $7,126,051 is part of the purchase consideration, as presented on page 50 of the OTP.  The amount of $5,000,000, representing the net cash proceeds under the Working Capital Facility, which is fully repaid through the issuance of the 594,059 redeemable shares to Mezzanine Financing in effect of the business combination between Nautilus and Assetplus, should be included in the purchase price allocation presented in Note 3, and accordingly in the calculation of Goodwill.

In accordance with the above and the Staff’s comment, the Company has added the following disclosure in footnote (e) to Note 3 to explain the nature of the $5,000,000 amount reflected in the purchase price allocation: “ Represents the draw-down of the available cash under the Working Capital Facility, which will be repaid in full, including all interests and original issue discount by Nautilus upon the consummation of the Acquisition with the issuance of 594,059 Put Shares at $11.35 each (the Put Shares) to Mezzanine Financing in accordance with the terms of the respective agreement between the two parties, in effect of the business combination between Nautilus and Assetplus.  The Put Shares will be covered by a six month put option, exercisable by Mezzanine Financing upon no less than 60 days prior written notice, which notice is deliverable no earlier than the last day of the four month period following the consummation of this Offer. Upon valid exercise of the put option, Nautilus will purchase up to all 594,059 Put Shares from Mezzanine Financing at a price of $11.35 per Common Share in cash.”

Note 4 – Unaudited Condensed Consolidated Pro Forma Balance Sheet Adjustments, page 23 of Amendment No. 3 to the Schedule TO

18.
Refer to footnote (7) – Please explain why the fair value of the put right on 542,700 shares which may be put to the company at $10.30 per share totaled only $141,567 in the aggregate when it appears the company would be required to pay these shareholders approximately $5,589,810 in cash if the related put rights are exercised.

The Staff is advised that the put right on 542,700 shares issued is a freestanding financial instrument, entered into on November 12, 2012 separately and apart from any of the entity’s other financial instruments or equity transactions prior to the Closing.  The 542,700 existing shares of Nautilus (i.e., the current special purpose acquisition company) which are redeemable prior to the Closing and are covered by the put right following its issuance on November 12, 2012 will be automatically converted to 542,700 Common Shares of Nautilus (i.e., the post-Acquisition company), without a redemption right, following the consummation of the Acquisition. Accordingly, these 542,700 Common Shares, the value of which is $5,481,270 (or $10.10 times 542,700 Common Shares) are part of the total shareholders’ equity presented in the unaudited condensed consolidated pro forma balance sheets.

The Company believes that the put right on 542,700 shares is a freestanding financial instrument which should be classified as a liability in accordance with ASC 480-10-25-8 and ASC 480-10-25-10.  This liability is presented as a derivative liability under the guidance provided by ASC 815-10-15 and valued as a freestanding financial instrument representing the right of its holders to put to the Company 542,700 shares at the amended price of $10.10 per share.  As the Company’s shares do not have a trading history, management has estimated, based upon a Black-Scholes model, that the fair value of the option on the date of closing/merger would be approximately $189,642, using an underlying price for the common stock of $10.05 (average between the bid/ask price of $10.00 and $10.10 respectively), a remaining life of 12 business days - pursuant to the Put Option, volatility of 38.1% and a risk-free rate of 0.208%.  The expected volatility of approximately 38.1% represents the average implied volatility of the traded options of 5 US-listed offshore services companies.  The previous calculation of the fair value was revised to $189,642 in order to account for (a) the amended price of $10.10 per share and (b) a calculation error in the previously used formula.

19.
Refer to footnote (9) – We note that the fair value of the 594,059 redeemable shares which will be issued to Mezzanine Financing upon the consummation of the acquisition, in full satisfaction of the $5,000,000 in loan proceeds drawn down by Assetplus, and all interest and original issue discount amounts on such loan, has been classified as temporary equity in the pro forma balance sheet. Please tell us and revise footnote (9) to explain in further detail why these redeemable shares have been classified as temporary equity rather than as a liability in the pro forma balance sheet. Your response and your revised disclosure should clearly explain your basis or rationale for reflecting these shares as temporary equity, including the relevant technical accounting literature which supports the classification of such redeemable shares as temporary equity.

The Staff is advised that the Company considered the guidance provided by ASC 480-10-25-4 with respect to the classification as a liability of mandatorily redeemable financial instruments. The Company concluded that the 594,059 Put Shares, which will be issued to Mezzanine Financing, should not be classified as a liability, as the redemption of these instruments is at the option of the holder.

Furthermore, the Company considered the guidance provided by ASC 480-10-25-14 with respect to the classification as a liability of certain obligations to issue a variable number of shares. The Company concluded that the 594,059 Put Shares, which will be issued to Mezzanine Financing, should not be classified as a liability, as the holder of these instruments will receive a cash payment of $11.35 per share upon redemption, rather than a variable number of Common Shares.

The Staff is advised that the Company considered the guidance provided by ASC 480-10-S99 which is presented below in order to classify the 594,059 redeemable shares which will be issued to Mezzanine Financing as temporary equity.  According to that guidance, the Company considered that:

“ASR 268 requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer. As noted in ASR 268, the Commission reasoned that “there is a significant difference between a security with mandatory redemption requirements or whose redemption is outside the control of the issuer and conventional equity capital. The Commission believes that it is necessary to highlight the future cash obligations attached to this type of security so as to distinguish it from permanent capital”.

“Although ASR 268 specifically describes and discusses preferred securities, the SEC staff believes that ASR 268 also provides analogous guidance for other redeemable equity instruments including, for example, common stock, derivative instruments, non-controlling interests FN2, securities held by an employee stock ownership plan FN3, and share-based payment arrangements with employees.”

“ASR 268 requires equity instruments with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity (often referred to as classification in "temporary equity").  The SEC staff does not believe it is appropriate to classify a financial instrument (or host contract) that meets the conditions for temporary equity classification under ASR 268 as a liability.”

The Company concluded that the 594,059 Put Shares are within the scope of the guidance presented above, and accordingly the 594,059 Put Shares should be presented as temporary equity rather than a liability.

In addition, the Company considered the guidance provided by ASC 815-10-15-5 relating to the view of a “Contract as Freestanding or Embedded” and determined that, the redemption right of the holders is embedded to the redeemable shares issued as it cannot be “sold or traded separately from the 594,059 shares”.  Furthermore, the Company considered the guidance provided by ASC 815-15-25-1 which indicates whether an embedded derivative shall be separated from the host contract and accounted for as a derivative instrument.  The Company determined that a separate instrument with the same terms as the embedded derivative would not, pursuant to Section ASC 815-10-15, be a derivative instrument subject to the requirements of ASC 815”, as the “net settlement provisions” criterion of ASC 815-10-15-83 is not met.  The Company concluded that (i) neither net cash settlement provisions nor net share settlement provisions as these are defined in ASC 815-10-20 are implied or permitted by the contract, (ii) the contract cannot be settled net by means outside the contract and (iii) the contract does not provide for delivery of an asset that puts the holder of the contract in a position not substantially different from net settlement. Upon the settlement of the contract, if Mezzanine Financing elects to redeem the 594,059 Put Shares, these, will be delivered to the Company and Mezzanine Financing will receive $11.35 per share in cash.

In accordance with the above and the Staff’s comment, Footnote (9) on page 153 of the OTP has been revised to read as follows: “Represents the fair value of the 594,059 redeemable shares at $11.35 each (the Put Shares) which will be issued to Mezzanine Financing, upon the consummation of the Acquisition, in full satisfaction of (i) the $5,000,000 in loan proceeds drawn down by Assetplus on November 19, 2012 pursuant to the Working Capital Facility agreement dated as of November 16, 2012, by and between Assetplus and Mezzanine Financing, and (ii) all interest and original issue discount amounts on such loan, in effect of the business combination between Nautilus and Assetplus.  These 594,059 redeemable shares are presented as temporary equity in accordance with the guidance provided by ASC 480-10-S99 for such type of instruments.  The Company, considering the guidance provided by ASC 815-10-15-5 and ASC 815-10-15-83, determined that there are no derivative financial instruments embedded in these shares which should be accounted for separately.”

20.
In a related matter, we note that the issuance of these redeemable shares to Mezzanine Financing upon consummation of the acquisition will be in full satisfaction of the $5,000,000 in loan proceeds drawn down by Assetplus and all related interest and original issue discount. In this regard, we note that the $5,000,000 repayment of debt has been reflected in adjustment (8) to the pro forma balance sheet. However, we are unclear where the remaining offset to the pro forma adjustment for the redeemable shares of $2,126,051 (i.e., $7,126,051 fair value of redeemable shares less $5,000,000 of debt repayment) has been reflected in the pro forma balance sheet. Please advise or revise as appropriate.

The Staff is advised that the difference between the fair value of the redeemable shares amounting to $7,126,051 and the $5,000,000 representing the repayment of the Working Capital Facility has been included in the amount of the Goodwill attributable to the Acquisition.  More specifically, the fair value of the redeemable shares is included in the fair value of the “Estimated Acquisition Consideration” presented in Note 2 on pages 149 and 150 of OTP, whereas the repayment of the Working Capital Facility is presented in the “Estimated Acquisition Consideration Allocation” on pages 150 and 151 of the OTP, and accordingly this difference is included in the Goodwill attributable to the Acquisition.

21.
Refer to footnote (11) – It appears that the third bullet point of footnote (11) should reflect a decrease of $17,505,739 representing the elimination of the additional paid in capital of Assetplus rather than the amount of $17,605,739 as currently disclosed. Please advise or revise as appropriate.

In accordance with the Staff’s comment, we have revised the third bullet point of footnote (11) on page 153 of the OTP to reflect a decrease of $17,505,739, representing the elimination of the additional paid in capital of Assetplus rather than $17,605,739.

22.
Refer to footnote (17) – Please revise footnote (17) to explain in further detail how you calculated or determined the amount of cash, common stock, additional paid in capital and total shareholders’ equity assuming a tender of half of the maximum allowable number of common shares (or 2,068,650 common shares) in the tender offer transaction.

In accordance with the Staff’s comment, we have revised footnote (17) on page 154 of the OTP to read as follows:

“Assuming a tender of half of the maximum allowable number of Common Shares (or 2,068,650 Common Shares), the cash and cash equivalents would be $32,064,513, decreased by $20,893,365, compared to the cash and cash equivalents assuming no tender of Common Shares. This decrease reflects the cash payment to the holders of 2,068,650 Common Shares at $10.10 per share.  In addition, common stock would be $565, decreased by $207, compared to the common stock assuming no tender of Common Shares. This decrease reflects par value of the Common Shares tendered by their holders.  Furthermore, the additional paid-in capital would be $44,752,848, decreased by 20,893,158 compared to the additional paid in capital assuming no tender of shares. This decrease reflects the amount of 10.0999 per share paid in by the holders of 2,068,650 shares which assumed to be tendered, in excess of the par value of $0.0001 of these shares. Finally, the total shareholders’ equity (excluding the value of the Put Shares amounting to $7,126,051) would be $41,244,913, decreased by $20,893,365 compared to the shareholders’ equity assuming no tender of shares. This decrease reflects the decrease in the common stock and the additional paid in capital due to the tendered of 2,068,650 Common Shares, as presented above.”

Note 5 – Unaudited Condensed Consolidated Pro Forma Statements of Operations Adjustments, page 26 of Amendment No. 3 to the Schedule TO

23.
Refer to footnote (3) – We note that the amount of debt reflected in footnote (3) that was used to calculate the pro forma adjustments to interest expense of $54,220,000 ($38,220,000 plus $16,000,000) does not agree to the amount reflected in the purchase price allocation on page 22 of $52,220,000, less the partial repayment of $2,800,000 of the mezzanine facility or $49,420,000. Please reconcile and revise these amounts. Also, please indicate why the mezzanine facility of $16,000,000 was “discounted down” to $14,800,000 and explain how this impacted your computations of pro forma interest expense.

The Staff is advised that the wording in Footnote (3) of Note 5 to the pro forma financial statements on pages 155 and 156 of the OTP has been revised to explain that the calculation of interest expense is made on the Senior Debt facility of $38,220,000 and the face amount of the Mezzanine facility of $16,800,000 less the partial repayment of $2,800,000, i.e. interest expense is calculated on an aggregate debt facility with a face amount of $52,220,000. The original issue discount, related to the Mezzanine facility, of $2,800,000 is separately amortized under the effective interest rate method over the duration of the respective loan and included in the Finance Costs.

In addition, the face amount of Mezzanine Facility of $16,800,000 was discounted to $14,000,000 in accordance with the terms of the Mezzanine facility dated November 23, 2012 entered into by and between Mezzanine Financing Investment III Ltd., as junior lender, and the Vega Corona AS, Vega Crusader AS, Vega Juniz AS and Vega Emtoli AS, as Borrowers, providing the Borrowers with a junior term loan for an amount of up to $16,800,000, offered with an original issue discount of 16.7%, which shall provide the Borrowers with net funding proceeds of up to $14,000,000.

24.
Also, we note that pro forma adjustment (3) also includes an adjustment to finance costs for amortization of the deferred finance costs and original debt discount based on the effective interest method. Please revise to disclose the amounts of the deferred finance costs and debt discounts included in the adjustment to interest expense and explain in further detail how this component of adjustment (3) was calculated or determined.

The Staff is advised that Footnote (3) on pages 155 and 156 of the OTP is revised in order to disclose the amortization of the deferred finance costs and the original issue discount, included in the adjustment to interest expense.  In addition, Footnote (3) is further revised in order to disclose that the deferred finance costs and the original issue discount are calculated based on the effective interest rate method over the duration of the respective loan facilities and in accordance with the loan repayment schedules.

25.
In addition, please revise to explain how the issuance of 594,059 put shares to Mezzanine Financing in full satisfaction of the working capital facility of $6,000,000 was considered in your calculations of pro forma interest expense.

In accordance with the Staff’s comment, we have revised footnote (3) on pages 155 and 156 of the OTP to disclose that the calculation of the interest expense does not include any interest charge with respect to the Working Capital Facility, as it is assumed that this facility was drawn down on November 1, 2011 and was fully repaid with the issuance of 594,059 put shares to Mezzanine Financing at the same date.

26.
Refer to footnote (4) – Please revise footnote (4) to explain in further detail how you calculated the amortization expense associated with the 4 time charters that will be acquired in connection with the acquisition. As part of your revised disclosure, please indicate the amount of the purchase price that was allocated to these time charter arrangements and explain why the purchase price allocation included in Note 3 on page 23 of the amended filing does not include an adjustment for the fair value of these time charters.

In accordance with the Staff’s comment, we have revised footnote (4) on page 155 of the OTP to disclose the amount of the purchase price that was allocated to the 4 time charters acquired. In addition, footnote (4) has been revised to disclose that the amortization expense was calculated on a straight line basis over the estimated useful life of these time charters, which is four years as presented in the response to the SEC comment #27 below. Finally, footnote (4) has been revised to explain why the purchase price allocation included in Note 3 on page 142/143/144 of the amended filing does not include a pro forma adjustment of the fair value of these time charters.   In addition, the Staff is advised to refer to the response to the SEC comment #43 in the comment letter dated December 28, 2012, where the Company provided information for the measurement of the time charters acquired in accordance with the guidance provided by ASC 805-50-30-1 through 30-4.

27.
In a related matter, please explain why the value attributable to these time charter contracts is being amortized over a one year period when the disclosure in the notes to Assetplus’ financial statements indicates these charters have a four year term and the information included in the first paragraph of your response to our prior comment 44 indicates that Assetplus’ management considers the likelihood of early termination of such charters to not be probable.

The Staff is advised that Nautilus management and Assetplus management have considered the relevant facts and circumstances pertaining to the time charter contracts, as well as all the pertinent factors listed in ASC 350-30-35-3, and after consulting with its auditors, legal and accounting advisors have concluded that a useful life of four years is appropriate for the amortization of the intangible assets relating to these time charter contracts, as the likelihood of early termination of such charters due to the a so-called ‘ANTAQ clause’ (ANTAQ are regulations issued by the Brazilian Water Transportation Authority)  is not probable. To the knowledge of Nautilus and Assetplus, this clause has never been invoked against a vessel operating in Brazil. The pro forma statement of operations and footnote (4) under Note 5, have been revised in order to reflect the change in the useful life of these intangibles with a corresponding revision in the earnings (loss) per Common Share, throughout the OTP.

28.
Refer to footnote (5) – Please revise footnote (5) to disclose the aggregate fair values and the aggregate residual values of the 2 PSVs and the 2 OSRVs that were used to calculate the pro forma adjustments for depreciation expense of these vessels. Your revised disclosures should be presented in sufficient detail so that it can be easily determined how the pro forma adjustments for depreciation expense were calculated or determined.

In accordance with the Staff’s comment, we have revised footnote (5) on page 155 of the OTP to disclose the fair value of each of the 2 PSVs separately from the fair value of the 2 OSRVs. In addition, footnote (5) has been further revised to provide disclosure of the residual value of each of the 2 PSVs separately from the residual value of the 2 OSRVs.

Audited Financial Statements of Nautilus

Statement of Changes in Shareholders’ Equity, page F-5

29.
We note your response to our prior comment 39.  Please revise the notes to your interim and audited financial statements to explain why only 4,257,425 of your outstanding common shares are reflected as shares subject to possible redemption when all 4,800,000 shares of common stock sold as part of a unit in the IPO contain a redemption feature which allows for the redemption of shares of common stock under the company’s liquidation or tender offer/shareholder approval provisions.  Your revised disclosures should be presented in a level of detail consistent with your response to our prior comment 39.

In accordance with the Staff’s comment, we have revised the disclosure on page F-13 to include such explanation consistent with our earlier response to prior comment 39.

Note 10. Subsequent Events, page F-14

30.
We note your response to our prior comment 41 and the revised disclosures that have been provided in the notes to your financial statements. Please also revise the notes to your financial statements to explain how you valued and classified the shares subject to the lock-up and put option agreement.  As part of your response and your revised disclosures, you should explain in detail the method and significant assumptions that were used to value the put option arrangement upon issuance and you should also explain how changes in the value of the put option will be accounted for in your financial statements.

In accordance with the Staff’s comment, we have revised the disclosure on page F-16 to include an explanation regarding how the company valued and classified he shares subject to the lock-up and put option agreement.

* * * *

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact our counsel, Lawrence A. Rosenbloom, Esq. or Asim Grabowski-Shaikh, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Very truly yours,

NAUTILUS MARINE ACQUISITION CORP.

By:	/s/ Prokopios (Akis) Tsirigakis
Name:	Prokopios (Akis) Tsirigakis
Title:	Chairman of the Board, Co-Chief Executive Officer and President

cc:           Ellenoff Grossman & Schole LLP
Orrick, Herrington & Sutcliffe LLP